Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

March 16, 2021

Re:     Esoterica Thematic Trust (the “Registrant”)

Request to Withdraw Registration Statement on Form N-1A (File Nos. 811-23473 and 333-233633)

Ladies and Gentlemen:

Esoterica Thematic Trust (the “Trust”) filed Post-Effective Amendment No. 1 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Esoterica-Lucerne European Sustainability ETF (“SUST”) on October 7, 2020 (SEC Accession No. 0001213900-20-030466) (the “Amendment”). The Trust has determined that the filing of the Amendment is no longer advisable to the Trust or its shareholders, and therefore, it is in the best interests of the Trust and the public that the filing be withdrawn. No securities were sold in connection with the offering. The Trust requests that the Amendment be withdrawn pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended.

It is the Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”) unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (646) 286-4414 or Ryan Wheeler at Thompson Hine LLP, counsel to the Trust, at (513) 352-6693.

Very truly yours, Esoterica Thematic Trust

By:	/s/ Karan Trehan
Karan Trehan President